Merchants can now issue Club Premier Kilometers using Points.com’s Corporate Platform

New business solution creates a quick and simple way to scale a loyalty program and provide a seamless consumer experience

TORONTO, ON – (May 3, 2012) – Points.com (NASDAQ: PCOM; TSX: PTS), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, partners with Club Premier, the loyalty program for Aeroméxico.

The Corporate Platform, which Club Premier calls Gana Clientes Club Premier, allows small- and medium-sized businesses to easily offer and distribute Premier Kilometers as rewards and incentives. Merchants and partners can increase repeat customer visits, resulting in greater brand loyalty and revenue growth. A fast and easy application process allows merchants to sign up for the program, and, once approved for participation, to start offering Kilometers the same day.

“We’re excited to partner with Club Premier, our first Latin American partner to adopt the Points.com Corporate Platform,” said Rob MacLean, CEO of Points International. “Our joint development of the Gana Clientes Club Premier helps better serve existing program members and reach new program partners in the process.”

The Gana Clientes Club Premier features a centralized, easy-to-navigate interface that allows merchants to issue Kilometers in multiple forms – directly into accounts, via email, or through redeemable codes or certificates – without the constraints of being tied to any specific form of payment.

“This unique platform allows us to quickly expand strategic partnerships with retailers and businesses and offer new earning opportunities to our member base,” said Jeremy Rabe, CEO Club Premier.

In partnering with Points.com, Club Premier joins early adopters of the platform, including American Airlines AAdvantage®, Air France KLM Flying Blue, Best Buy Reward Zone®, and US Airways® Dividend Miles®.

For more information or to apply to be participating merchant, please visit: https://generalealtad.clubpremier.com.

Club Premier also joins the Points.com rewards management platform at www.Points.com. Members can now track their Premier Kilometers alongside their other loyalty programs, making it easy to manage all their loyalty currencies in one place.

About Points International Ltd.

Points International Ltd. (TSX: PTS; Nasdaq: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages, the largest consumer rewards management platform that allows over 3 million users to trade, exchange and redeem points, miles and rewards.

Points International was recently named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list. Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

About Club Premier

Premier Loyalty & Marketing (PLM) is the owner and operator of the Club Premier loyalty program, owned by Grupo Aeroméxico and AIMIA. Club Premier, with its 3 million members, is the coalition loyalty program in Mexico that operates the Aeroméxico Frequent Flyer program. Aeroméxico is Mexico's flag carrier. Club Premier Members can earn Kilometers through different activities with more than 60 Program affiliates. Members can earn Kilometers with Aeroméxico, SkyTeam™ Airlines, LAN and Copa Airlines, as well as a large number of hotel chains and car rental companies. Club Premier features co-branded consumer cards with American Express, Banamex Mexico and U.S. Bank (USA), plus a co-branded corporate card with the American Express Company in Mexico. Club Premier Members can transfer points from other loyalty programs to their Club Premier accounts, to convert them into Premier Kilometers.Members can redeem Kilometers for travel on Aeroméxico, SkyTeam™ Airlines, LAN and Copa Airlines, and a large variety of products and services. Club Premier Members redeem over 20,000 Award Tickets per month.

For more information contact:

Investor relations:
Laura Foster / Kimberly Esterkin
Addo Communications
310-829-5400
LauraF@addocommunications.com / kimberlye@addocommunications.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development, Points International
416-596-6363
martin.tongue@points.com